As Filed Pursuant to Rule 424(b)(3)
Registration No. 333-290252

Supplement No. 1 dated November 6, 2026

To Base Prospectus Supplement dated June 5, 2026

(To Prospectus dated September 15, 2025)

STRIVE, INC.

Up to $2,550,000,000 of

Class A Common Stock

__________________________

This supplement relates to the offer and sale of shares of our Class A common stock, par value $0.001 per share (the “Class A Common Stock”), pursuant to the Amended and Restated Controlled Equity OfferingSM Sales Agreement, dated as of June 5, 2026, as amended, supplemented or otherwise modified from time to time (the “Sales Agreement”), by and among us and the sales agents identified therein (the “Agents”) and supplements the base prospectus supplement dated June 5, 2026 related thereto. This supplement should be read in conjunction with the base prospectus supplement and the accompanying prospectus dated September 15, 2025. Except as set forth herein, the base prospectus supplement and the accompanying prospectus remain unchanged.

We are filing this supplement to reflect the termination of the Sales Agreement by The Benchmark Company, LLC (“Benchmark”) solely with respect to its rights and obligations thereunder, and to amend the disclosure under the section heading “Plan of Distribution” in the base prospectus supplement, as set forth below.

Amendment to Plan of Distribution:

On November 6, 2026, in connection with the completion of the acquisition of Benchmark by StoneX Group Inc., we and Benchmark entered into a termination agreement pursuant to Section 12(c) of the Sales Agreement, terminating the Sales Agreement solely with respect to Benchmark’s rights and obligations thereunder, effective November 16, 2026. Such termination does not affect the rights and obligations of the other Agents under the Sales Agreement, including StoneX Financial Inc., an affiliate of Benchmark, which remains an Agent under the Sales Agreement. Accordingly, effective as of November 16, 2026, Benchmark is no longer an Agent under the Sales Agreement, and each reference to the term “Agent” or “Agents” in the base prospectus supplement is hereby amended to exclude Benchmark and its broker-dealer affiliates.

Investing in our Class A Common Stock involves a high degree of risk. You should review carefully the risks and uncertainties referenced under the heading “Risk Factors” on page S-3 of the accompanying prospectus dated September 15, 2025, in the other documents that are incorporated by reference into the base prospectus supplement and any free writing prospectuses.

Neither the Securities and Exchange Commission nor any state or foreign securities commission or regulatory authority has approved or disapproved of these securities or passed upon the adequacy or accuracy of this supplement, the base prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Cantor	Barclays	Clear Street

StoneX	B. Riley Securities	Maxim Group LLC	H.C. Wainwright & Co.

November 6, 2026